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Exhibit 2.1


                                                                   April 5, 2000


eFAX.com
1378 Willow Road
Menlo Park,  California  94025

      Re:  Letter of Intent
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Ladies and Gentlemen:

     This letter sets forth the terms of the proposed two-step transaction (the "Transactions") pursuant to which eFAX.com, Inc. ("eFAX") will borrow $5 million from JFAX.COM, Inc. ("JFAX.COM") (the "Loan"), following which eFAX will be merged into JFAX.COM or with a subsidiary of JFAX.COM (the "Merger") in exchange for shares of JFAX.COM common stock in the amount described below. Such shares will be distributed to the existing equityholders of eFAX. This letter supersedes the terms of any other agreement that purports to forth the terms of a proposed stock or asset purchase transaction between the parties.

The basic terms upon which the Transactions will be consummated are as follows:

1.   Loan.  JFAX.COM will lend eFAX $5 million.  The terms of the Loan are as
     ----
     follows:

     (a)  Maturity date: The later of (i) August 31, 2000 and (ii) the date
          -------------
          which is sixty (60) days following the date, if any, upon which JFAX.COM terminates the Merger discussions (other than following a material breach by eFAX hereunder) prior to the execution of the Definitive Merger Agreement (defined below) or upon which the Definitive Merger Agreement is terminated as a result of a failure to obtain approval of the JFAX.COM shareholders or as a result of a material breach by JFAX.COM thereunder.

     (b)  Interest:  13% per annum.
          --------

     (c)  Warrants: 250,000 warrants to purchase eFAX common stock at an
          --------
          exercise price equal to the market price for eFAX common stock on the date of grant; provided, however, that the exercise price will be automatically re-set to $1.00 per share in the event that either party terminates the Merger discussions for any reason prior to the execution of the Definitive Merger Agreement or in the event

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          the Definitive Merger Agreement is terminated for any reason. The warrants will have a two-year term and will contain standard anti-dilution protections and will be granted upon delivery of the Loan commitment (and will be further documented in a definitive warrant agreement executed and delivered no later than the first funding under the Loan).

     (d)  Security: All of the assets of eFAX (except for non-material assets in
          --------
          which a security interest cannot be legally created).

     (e)  Funding: The Loan will be funded in 3 equal installments on or about
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          April 13, on May 10 and on June 10, 2000; provided that eFAX may opt to not draw down any installment of the Loan or eFax may require that any installment of the Loan be drawn down at a later date within the term of the Loan upon providing prior written notice to JFAX.COM.

     (f)  Covenants: The Loan documents will include standard representations
          ---------
          and warranties and loan covenants, including covenants that, until the Loan is paid off in full, without the prior written consent of Lender,
          (i) eFAX will not exceed a cash burn rate (excluding any cash expenditures for Excluded Professional Fees and Severance Payments (as hereinafter defined) and without any credit being given for cash received from asset sales) of greater than $1.25 million per month, calculated on a two-month rolling average basis, (ii) eFAX will not dispose of any of its assets other than a basket of "non-core" assets which will not exceed $100,000 in aggregate value (absent the approval of JFAX.COM, such approval not to be unreasonably withheld), all the proceeds of which shall be deposited in a segregated account (the "Asset Sales Account") and shall not be used to fund eFAX operating expenses, and (iii) eFAX will deposit into the Asset Sales Account any proceeds received by eFAX upon exercise of eFAX options or warrants. As used herein, "Excluded Professional Fees and Severance Payments" shall mean eFAX's cash expenditures for professional fees and severance, which expenditures shall not exceed $1,000,000 absent the approval of JFAX.COM (such approval not to be unreasonably withheld).

     (g)  Conditions to close:
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         (i) Reasonably satisfactory lien search completed;

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        (ii) Delivery of opinion of counsel for eFAX (relating to due incorporation, qualification, authorization, execution, and delivery; enforceability; no conflicts of any material eFAX agreement as determined by eFAX's management as evidenced by an officer's certificate; no required consents; usury; and creation of security interest, in each case subject to standard qualifications); and

       (iii) Delivery of loan and security documents.

       The Loan will not be conditioned on the execution of the Definitive
                     ---
       Merger Agreement or the closing of the Merger.

    (h)  Commitment letter: A signed commitment letter (the "Commitment Letter")
         -----------------
         in respect of the Loan is being executed and delivered by JFAX to eFAX concurrently with the execution of this letter. Upon such execution and delivery, the Commitment Letter shall supercede in all respects the provisions of this paragraph 1.

2.   Merger.  The consideration for the Merger Transaction will be a number of
     ------
     shares of JFAX.COM common stock determined pursuant to the formula set forth in (a) below, and otherwise subject to the following conditions:

     (a) Consideration: The eFAX shareholders will receive a number of shares of
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         common stock of JFAX.COM ("JFAX.COM Shares") determined by the following formula:

         E  =  ((CS x FMV/E/) + P  - LA + M)
                ---------------------------
                          FMV/J/
         Where:

            E = number of JFAX.COM Shares issuable to eFAX

            CS = 13,184,072, the number of outstanding common shares of eFAX, as of the date hereof, plus shares, if any, issued upon exercise of eFAX options or warrants during the period between the date hereof and the closing of the Merger.

            FMV/E/ = $6.50, the deemed value for eFAX common stock

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            P = $16.2 million, the dollar value (principal and accrued dividends only) of the outstanding eFAX Series A Preferred Stock

            LA = the amount disbursed under the Loan as of the closing date of the Merger

            FMV/J/ = $5.50, the deemed value for JFAX.COM common stock

            M = the cash on hand at eFAX as of the closing date of the Merger (but in no event will M exceed LA and in no event will M include any cash deposited or required to be deposited in the Asset Sales Account)

   (b)  Adjustment:  FMV/J/ (the assumed value for JFAX.COM common stock) will
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        be subject to adjustment in the event that, on or prior to April 30,
        2000, JFAX.COM announces a corporate transaction (the "Announcement") involving the issuance of JFAX.COM common stock having a fair market value, or the payment of other consideration to JFAX.COM, in excess of $25 million. In such event (and only upon the first such event), FMV/J/ will be re-determined as follows:

        FMV/J/ = $5.50 + D

        Where:

            D = the excess (if any) of (i) the 5-trading-day average of the closing price for JFAX.COM common stock immediately following the Announcement, over (ii) the 5-trading-day trailing average of the closing price for JFAX.COM common stock as of the Announcement; provided that D will be no more than $2.75 in the event that the Announcement occurs within 5 days of the announcement of the Transactions.

   (c)  Conditions.   The Merger will be subject to the satisfaction of the
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        following conditions:

        (1) The negotiation and execution of a definitive merger agreement (the "Definitive Merger Agreement") embodying the terms of the transaction set forth herein and other standard representations, warranties, and covenants, including a covenant on the part of eFAX's officers and directors to vote all of their outstanding shares of common stock and all shares for which they hold an affirmative proxy in favor of the Merger, as

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             well as a covenant on the part of eFAX to convert its outstanding preferred stock to common stock prior to consummation of the Merger.

        (2) Satisfactory completion, prior to the execution of the Definitive Merger Agreement, by each party and its advisors, of all legal, business and accounting due diligence investigations, including without limitation, their investigation of the business and financial records of the other party.

        (3) JFAX.COM's board shall have received an appropriate fairness opinion from a reputable investment bank.

        (4)  Execution of definitive Loan documents.

        (5) Agreement by the holders of eFAX's Series A Preferred Stock to convert their preferred shares into a fixed number of shares of eFAX's common stock on or prior to the Merger.

        (6) Agreement by the holders of eFAX's Series A Preferred Stock to a lock-up of the shares of eFAX common stock, and the shares of JFAX.COM common stock to be issued to them upon consummation of the Merger, which lock-up will include a prohibition against engaging in shorting or hedging strategies both prior to and following the consummation of the Merger. Between the date of execution of the Definitive Merger Agreement and the consummation of the Merger, the lock-up will permit the net disposition of no more than 400,000 shares of eFAX common stock per calendar month (with partial months pro-rated) (subject to adjustment for stock-splits, stock dividends, stock combinations, and similar circumstances) and, from and after consummation of the Merger, the lock-up will permit, on a monthly basis, the disposition of 10% of the total number of shares of JFAX common stock received by the holders of eFAX's Series A Preferred Stock upon consummation of the Merger.

     (d)  Definitive Merger Agreement:   The Definitive Merger Agreement will be
          ---------------------------
          subject to standard conditions to closing, including without limitation the following:

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        (1)  JFAX.COM's and eFAX's respective shareholders shall have approved the Merger.

        (2) The parties shall have filed, and all applicable waiting period shall have expired on, the required notices under the Hart-Scott-Rodino Act.

        (3) The parties shall have obtained all other required governmental consents including the filing and effectiveness of registration statement on Form S-4 and listing on NASDAQ for the shares of JFAX.COM common stock issued upon consummation of the Merger.

     (e)  Board Seat:  The Definitive Merger Agreement will include an
          ----------
          undertaking by JFAX.COM to nominate (for a period of three years) a person designated by eFAX to serve on the JFAX.COM board of directors.

     (f)  Options and Warrants:  The Definitive Merger Agreement will provide
          --------------------
          that JFAX.COM will assume all of eFAX's obligations under outstanding eFAX options and warrants (with appropriate adjustment to reflect the final conversion ratio of eFAX common stock into JFAX common stock resulting upon consummation of the Merger); provided that, the numbers of such warrants and options and the exercise prices are those which eFAX has previously disclosed to JFAX.COM as described on the option/warrant disclosure schedule provided by eFAX to JFAX.COM on the date hereof.

     (g)  Indemnification: The Definitive Merger Agreement will provide that for
          ---------------
          six years after the consummation of the Merger (the "Merger Date"), JFAX.COM will (i) indemnify and hold harmless to the fullest extent permitted under applicable law, individuals who, either prior to the date hereof, as of the date hereof, or as of the Merger Date, are or were officers, directors and employees of eFAX as of the Merger Date with respect to all acts or omissions by them in their capacities as such at any time on or prior to the Merger Date, (ii) will honor all indemnification obligations presently provided under eFAX's certificate of incorporation and by-laws in effect on the date hereof, and (iii) procure the provision of officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Merger Date covering each person currently covered by eFAX's officers' and directors' liability insurance policy on terms with respect

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          to coverage and in amounts no less favorable than those of such policy in effect on the date hereof; provided, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 150% of the per annum rate of premium paid by eFAX as of the date hereof for such insurance, then JFAX.COM shall provide only such coverage as shall then be available at an annual premium equal to 150% of such rate.

     3.   Warrants. In the event that either party terminates the Merger
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          discussions for any reason prior to the execution of the Definitive
          Merger Agreement or in the event the Definitive Merger Agreement is terminated for any reason, JFAX.COM shall be granted 1,750,000 warrants to purchase eFAX common stock at an exercise price of $1.00; provided, that only 750,000 warrants at $1.00 will granted in the event that JFAX.COM terminates the Merger discussions (other than following a material breach by eFAX hereunder) prior to the execution of the Definitive Merger Agreement or the Definitive Merger Agreement is terminated as a result of a failure to obtain approval of the JFAX.COM shareholders or as a result of a material breach by JFAX.COM thereunder. The warrants will have a two-year term and will contain standard anti-dilution protections and will be further documented in a form warrant agreement to be agreed to prior to the first funding under the Loan. The parties agree that it will be the responsibility of eFAX to obtain, within two weeks following the date hereof, the agreements from the holders of its Series A Preferred Stock necessary to satisfy the conditions set forth in paragraphs 2(c)(5) and 2(c)(6) above and that any termination of Merger discussions by JFAX.COM upon failure of either such condition shall be deemed to be a termination of such discussions by eFAX.com. eFAX.com further agrees (i) prior to eFAX.com's executing agreements with the holders of its Series A Preferred Stock satisfying the conditions set forth in paragraphs 2(c)(5) and 2(c)(6) above, to notify JFAX.COM in writing of the terms of such proposed agreements and (ii) to notify JFAX.COM immediately after such agreements have been executed by the parties.

     4.   Exclusivity. It is anticipated that the Definitive Merger Agreement
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          will be executed by May 8, 2000. In consideration of the substantial expenditure of time, effort and expense to be undertaken by JFAX.COM and its representatives, following the execution and delivery of this letter, eFAX will undertake and agree that without the prior written consent of JFAX.COM, during the period from March 31, 2000 through the earlier of May 8, 2000, or such earlier date as JFAX.COM may

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          deliver a Notice of Termination as described below (the "Termination
          Date"), neither eFAX nor any of its authorized representatives or agents will directly or indirectly take any action to initiate, assist, solicit, negotiate, encourage, accept or otherwise pursue any offer or inquiry from any person or entity (a) to engage in any Business Combination (as defined below) other than the transactions contemplated hereby, or (b) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Business Combination other than the transaction contemplated hereby. For purposes hereof, "Business Combination" means
          (i) any merger, consolidation, business combination, sale, lease or similar transaction relating to eFAX; (ii) any sale or other disposition of capital stock of, or other equity interests in, eFAX,
          (iii) any sale, dividend or other disposition of any or all of the assets or properties of eFAX, and/or (iv) any other transaction involving eFAX or its assets (other than sales of "non-core" assets permitted under the Loan documents ) that is inconsistent with the transactions contemplated hereby. If at any time JFAX.COM determines that it has no intention to proceed with the transactions contemplated by this letter, JFAX.COM shall give prompt written notice (the "Notice of Termination") to eFAX of such decision not to proceed.

     5.   Access to Information. Each party and its employees, representatives
          ---------------------
          and agents shall afford, and shall use reasonable efforts to induce others to afford, to the other party and its representatives and agents reasonable access to its properties, business, personnel, advisors and financial, legal, tax and other data and information, in each case as may be reasonably requested by the other party.

     6.   Expenses. eFAX and JFAX.COM shall each be responsible for its own
          --------
          expenses incurred in connection with the Merger Transaction; provided that eFAX will reimburse JFAX.COM for such out-of-pocket expenses in the event that eFAX terminates the Merger discussions prior to the execution of the Definitive Merger Agreement or the Definitive Merger Agreement is terminated as a result of a failure to obtain approval of the eFAX shareholders or an action on the part of the eFAX board or as a result of a material breach by eFAX thereunder. eFAX and JFAX.COM agree to split the Hart-Scott-Rodino filing fee.

     7.   Publicity and Disclosure. The parties shall jointly produce and
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          mutually agree on the substance of public press releases and announcements regarding the

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          Transactions, the first of which will be made on Thursday, April 6,
          2000; provided, that either party shall have the right in its sole and absolute discretion (after consultation with the other party) to make whatever public press releases or announcements which it deems necessary in order to comply with applicable federal and state securities or other laws, and the rules and regulations promulgated by the NASDAQ; provided, further, that JFAX.COM shall make no such announcement prior to the initial announcement on Thursday, April 6, 2000.

          In addition, the parties agree to continue to be bound by the terms and conditions of the confidentiality agreement, dated March 26, 2000, between eFAX and JFAX.COM.

     8.   No Brokers. Both eFAX and JFAX.COM represent and warrant to the other
          ----------
          that neither it nor any of its employees, affiliates, representatives or agents has entered into any agreement regarding any transaction involving eFAX or its stock or assets that could result in the other party hereto (or any of its affiliates or representatives) having any liability to any third party as a result of entering into this letter or consummating the transactions contemplated hereby. Both eFAX and JFAX.COM shall indemnify, defend, save and hold harmless the other (and its affiliates, partners and representatives) from any and all claims or liabilities resulting from any breach of the foregoing representations and warranties, including any legal or other expenses incurred in connection with the defense of any such claims.

     9.   Termination. Paragraph 2 of this letter will terminate automatically
          -----------
          and be of no further force and effect upon the earliest of (a) the execution of the Definitive Merger Agreement, (b) the mutual agreement of eFAX and JFAX.COM, or (c) the Termination Date. All of the other provisions of this letter (except paragraph 5) shall survive and shall remain binding following any such termination . Any termination of this letter shall not affect any rights that any party has with respect to the breach of any terms hereof by the other party prior to such termination.

     10.  Legal Effect.  This letter of intent is intended to constitute an
          ------------
          expression of JFAX.COM's and eFAX's mutual intent regarding the subject matter of Paragraph 2 herein. Except as referred to or set forth in paragraphs 3, 4, 5, 6, 7, 8, 9 and this paragraph 10, neither eFAX, JFAX.COM, nor any of their respective employees, affiliates, representatives or agents shall have any legally binding obligations, rights, or

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          liabilities of any nature whatsoever to each other or to any other persons or entities, whether pursuant to the terms of this letter, relating in any manner to the transactions contemplated hereby, or the consideration hereof. Neither this letter of intent nor any person's execution hereof shall constitute an obligation or commitment of any party to enter into the Definitive Merger Agreement or give any party any rights or claim against the other in the event any party for any reason terminates negotiations to effect the transactions contemplated hereby, other than in respect of claimed breaches of paragraphs 3, 4, 5, 6, 7, 8, or 9 or this paragraph 10. All obligations or commitments to proceed with the Merger contemplated hereby shall be contained only in the Definitive Merger Agreement.

          The Loan Commitment is a separate agreement binding on the parties hereto and enforceable in accordance with its terms. The covenants and agreements in the Loan Commitment and those set forth herein are separate and independent covenants and in no event shall any covenant or agreement set forth in this letter be subject to any counterclaim, set-off or deduction whatsoever based upon any alleged breach of the Loan Commitment.

          This letter shall be governed by and construed in accordance with the laws of the state of California without regard to principles of conflicts of laws as would cause the application of the laws of any jurisdiction other than the state of California.

     If you are in agreement with the terms set forth above and intend to proceed with transaction on that basis, please execute this letter of intent in the space provided below and return an executed copy by facsimile to the undersigned.

                                     Very truly yours,

                                     JFAX.COM, INC.


                                     By: /s/ Steven J. Hamerslag
                                         -----------------------
                                         Steven J. Hamerslag
                                         President and CEO


 ACCEPTED AND AGREED as of the date first set forth above,

 EFAX.COM


 By: /s/ Ronald Brown
     ----------------
     Ronald Brown
     President

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